                                                               EXHIBIT (a)(1)(D)

[BELL MICROPRODUCTS LOGO]

November 25, 2002


Dear Employee:

         I am happy to announce that Bell Microproducts Inc. has decided to offer employees and officers the opportunity to exchange certain stock options for restricted stock units. The eligible options are outstanding options with an exercise price of $11.75 or more per share granted under Bell's 1998 Amended and Restated Stock Plan and various non-qualified stock option agreements with an exercise price of $11.75 or more per share, entered into outside of the 1998 plan. You can only participate in the exchange offer if you:

         1)       hold eligible options,
         2) continue to be an employee of Bell Microproducts or one of its subsidiaries on the date the exchange offer expires, and
         3) have not received or submitted a notice of termination of employment on or before the date you receive your restricted stock unit agreement.

         You do not have to tender any of your eligible options in the exchange offer. However, if you choose to tender eligible option shares granted by a particular stock option agreement, you must tender all eligible option shares granted by that particular agreement but need not tender eligible option shares granted by different option agreements. Further, if you choose to tender any eligible options, you must tender all options granted to you on or after May 26, 2002.

         We are offering to exchange one (1) restricted stock units for every three (3) eligible options that are accepted for exchange. The restricted stock units will vest over four years at 25% per year. Vested restricted stock units entitle you to receive shares of our common stock. However, you will not have to pay us money to receive the shares of common stock. You will be subject to income tax based upon the value of the shares of common stock on the dates the restricted stock units vest. If you choose to participate in the exchange offer, stock options that you exchange will be forfeited by you and cancelled.

         Please note that according to the terms of the exchange offer, in order to receive a restricted stock unit agreement, you must remain an employee of Bell Microproducts or one of its subsidiaries and not have received or submitted a Notice of Termination through the date that the restricted stock unit agreement is delivered to you. Further, if you do not remain an employee for the required vesting periods, you will not receive shares of common stock in exchange for restricted stock units.

         The exchange offer is being made under the terms and subject to the conditions described in the exchange offer and related letter of transmittal enclosed with this letter. This exchange offer is valid from November 25, 2002 through December 30, 2002. If you wish to participate in this exchange offer, you need to do the following:

        1) Carefully read the three enclosed documents which contain considerable information about the exchange offer. The documents are:

              a) "Exchange Offer". This document contains a series of "Questions and Answers" and a complete description of the exchange offer.

              b) "Letter of Transmittal". This document contains detailed instructions about what you need to do to participate in this exchange offer, plus the documents you must complete, sign and deliver to us.

              c) "Decision Model Example". This document provides examples that you may find helpful in determining whether or not to participate in the exchange offer. Specifically, the Decision Model Example compares various scenarios regarding hypothetical market prices of our common stock and hypothetical exercise prices of eligible stock options, and shows the value under these scenarios if you do and do not participate. Please understand that the Decision Model Example has inherent limitations, and does not take into consideration the following factors, among others, that may be helpful to your decision: (i) subsequent changes in the market value of our common stock; (ii) tax obligations; and (iii) vesting requirements.

        2) Complete and sign page 6 of the "Letter of Transmittal" document, and complete Annex A, of the "Letter of Transmittal" document. The entire completed and signed "Letter of Transmittal" document and Annex A (pages 3 through 7) must be returned to us no later then 12:00 midnight, December 30, 2002.

         Send completed documents via FAX or mail in the enclosed envelope to:

                           Bell Microproducts Inc.
                           1941 Ringwood Avenue
                           San Jose, California, 95131-1721
                           U.S.A.
                           Attention:  Linda Teague

                           FAX Number:  (408) 467-2720

         No emails will be accepted. It is your responsibility to deliver the completed and signed documents so that they are received prior to the expiration date (12:00 midnight, December 30, 2002) and to ensure they are correctly completed and signed. Upon receipt of your completed and signed "Letter of Transmittal" we will send you an acknowledgement of receipt, via email.

         When each restricted stock unit vests, we will instruct our transfer agent to issue shares of unrestricted stock in your name and send it to your E-Trade Options Link account. Please refer to the "Letter of Transmittal" document, Section (12), regarding how taxes may be paid. If you have not activated your E*Trade Options Link account, you will need to do this by logging on to www.optionslink.com for employees in the U.S., Latin America and Europe, and www.canadaoptionslink.com for employees in Canada.

         In addition to the enclosures mentioned above, we are enclosing a listing of your stock options that are eligible for the exchange offer.

         If you have any questions about the exchange offer, please call Dick Jacquet, Vice President of Human Resources, at (408) 467-2760 or Linda Teague, Director of Human Resources, at (408) 451-1617.

                                         Sincerely,





                                         Don Bell

Enclosures:
     1.  Exchange Offer
     2.  Letter of Transmittal w/ Annex A
     3.  Summary of Eligible Stock Options
     4.  Decision Model Example





                                       2